Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

Barclays Fireside Chat
Transcript
April 14, 2026

Corporate Participants

Brendan Foley - Chairman, President & Chief Executive Officer

Marcos Gabriel - Executive Vice President & Chief Financial Officer

Management Discussion Section

Andrew Lazar

Analyst, Barclays Capital

Great. Thanks so much. Good day, everyone, and thanks so much for joining us for a fireside chat with McCormick's CEO, Brendan Foley; and CFO, Marcos Gabriel, to discuss in more detail the company's announced acquisition of Unilever Food assets.

Good morning to you, Brendan and Marcos and thanks so much for being with us today.

Brendan Foley

Chairman, President, and Chief Executive Officer

Good morning.

Marcos Gabriel

Executive VP & CFO

Thank you.

Question And Answer Section

Andrew Lazar

Analyst, Barclays Capital

Yeah. I think what we'll try to cover in more detail here is the strategic rationale for the deal. Significant opportunities as a combined company, financial implications, and also, how the transaction fits in the context of with where the packaged food industry is heading.

And so that – let's kick it off. Maybe to start with, Brendan, maybe I'd like to get a bit more of an understanding of maybe how all this came together. It's been reported and confirmed by Unilever that McCormick made the approach. I understand these Unilever assets were probably at the top of the interest list for McCormick for the better part of 25 years. At the risk of dating myself, I even recall discussing these brands with a former McCormick CEO many, many years ago. But what is it about now that makes it the right time to go forward with this transaction?

Brendan Foley

Chairman, President, and Chief Executive Officer

Sure. Well, appreciate the question, Andrew. As you mentioned, we've long admired the Unilever Foods portfolio, and have always seen the strategic narrative combination. And this does go way back, I think, within sort of the leadership [indiscernible] (00:01:28) thought about brands and businesses that really did fit with McCormick's kind of focus on flavor. It became clear – I would say, more recently that Unilever was going to be more intentional about their desire to separate their food portfolio from the rest of HPC.

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And this is a once-in-a-generation opportunity to transact on attractive assets and attractive categories where we have deep, unmatched expertise. And so in that context, anytime this is the right time, but that was something important that we just didn't want to see that opportunity passes by as we thought about what would be a great fit with McCormick. And something that just really felt sort of really in our lane, and really felt like it really belonged.

We do believe in the long-term fundamentals that support our confidence in the deal. The transaction is about growth, it's about value creation, and it creates the world's leading pure-play global flavor company with focused scale and herbs, spices, bouillon, condiments and sauces, which, as you know, especially since our RB acquisition, we've really defined that lane as where we're going to play in flavor in the retail space.

And this includes the benefits of global scale and adding a number of new levers for growth in established and emerging markets across channels and brands.

Yeah, you spoke about sort of like why now. We are aware of the near-term pressures that's facing the broader CPG space, and the macroenvironment has been challenged for the past two years. But we've continued to deliver against our plan. During that whole time, McCormick and Unilever leadership have both been focused on managing our business and to deliver our plans.

And we think that McCormick is the most logical integration partner for the foods business. The combined company will operate in categories, and channels, and regions where we already buy, sell and win, but also, the combined company will have an end-to-end flavor proposition from cooking to condiments, and categories with strong tailwinds for a healthier and flavorful eating. And we understand this is a pretty significant undertaking. Both businesses are well-prepared for this process.

I would say that ultimately this combination is about growth. It maintains McCormick's differentiation in the marketplace, especially among food peers. And we're charting the course for the next chapter in McCormick's 130-year-plus history. This has been a focus of McCormick for quite some time. And so we really, really believe in the fit here.

Both companies are entering this combination from a position of operational and financial strength. Both businesses are performing well. And we'd like to call it a strength plus strength in this combination.

Andrew Lazar

Analyst, Barclays Capital

Maybe we can – I think it's a good segue into the next question. We can dig into the strength part a little bit. I think oftentimes large-scale deals in packaged food, such as the one – as this one are really brought on by a buyer that tends to be in a position of weakness rather than strength. While not an easy operating environment for anyone in the space, McCormick's results as you mentioned have certainly stood out on the positive.

I mean, can you discuss a bit more – just a bit more on why you see the deal coming from a position of strength from McCormick? And I guess, more specifically, what's the visibility to delivering on fiscal 2026 on your core underlying business?

Brendan Foley

Chairman, President, and Chief Executive Officer

Both companies are operating from a position of strength here. And this deal unites two of the few global CPG companies that are delivering consistent volume growth. Both businesses operate in advantaged attractive categories, and we've been investing in our brands at very healthy levels, and so has Unilever.

We're intentionally focused – being focused on advantaged categories included in that spices and seasonings, recipe and mixes, and bouillon, which are all growing at the higher end of center-of-store growth rates globally. We're not relying on category growth alone, though, to drive our performance. We're continually investing in our brands by expanding distribution, accelerating innovation.

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And we've also talked a lot about renovation across our portfolio and leading and leveraging with revenue growth management. And that's allowed us to increase brand support to drive higher purchase interest and velocity, and support volume performance and share across our core categories.

I think McCormick ended fiscal year 2025 with seven quarters of consumer volume growth. And then, as we got into the first quarter of 2026, while that was flat, it was in line with our expectations, particularly as we knew some pricing was beginning to hit the shelf. But over the last two years, we've improved market share performance. A lot of the focus has been on volume share. And we've outperformed private label during that time, especially in 2025, particularly in spices and seasonings.

In addition, McCormick has outpaced overall US CPG peers in volume growth for the past two years. So when we talk about operating from a position of strength, these are the things that we're thinking about, that kind of – those are the results, if you will, that really support, I think, our point of view on this.

We remain committed to our flavors business too, and view this as a strategic part of our portfolio. It carries strong margins and it's continually aligned with us being a leader in global flavor. And we're one of the few companies who sort of operate that way.

As we said before, our two businesses are strategically complement and reinforce each other through sourcing, consumer insights, and all the competitive advantages that we've talked about before, all still will apply with this combination.

We reaffirmed our guidance in March for fiscal 2026. We are demonstrating conviction. In our continued top line momentum, we think it will continue to get improved and also on margin improvement and operating income growth. And it's supported by – these investments in our business, our brands, innovation, a lot of it's starting to hit the market as we start into the second quarter here, and continuous efficiency, and our acquisition also of McCormick de Mexico. So importantly, this strategy and focus will remain the same as we both plan for this completion and for the combined company. And we're the team that can deliver this and our business remains laser-focus on delivering 2026.

Andrew Lazar

Analyst, Barclays Capital

Great. Thank you for that. As we've seen, the McCormick share price has been challenged lately. Some of that's clearly just related to the overall size of the transaction and the fact that leverage is set to rise. But I guess, what are some of the key points around the transaction that you think investors are either missing or maybe not understanding as well as you'd like?

Brendan Foley

Chairman, President, and Chief Executive Officer

Yeah. It's difficult to assess market reaction over the near term. This is a large deal. And we've put a lot of information out there. And the market has to absorb it. And so that's what we think, to some degree, has been happening over the last week or so. We've always taken a long-term outlook on our business, which has benefited McCormick. And this is continued growth and value creation.

Across all of our conversations that we've had with investors since our announcement and analysts appear to be very clear on the strategic rationale of the deal, and they understand the logic. I think – I can't think of a moment where we sort of heard some pushback on that. But the areas that I think we need to further clarify include the strength of the financial profile of the combined company.

Overall, we expect the combination to be accretive to our financial profile in the first full-year, and we expect continued upside as we execute against our stated synergy opportunities and reinvesting in the business. In addition, the cash profile of the combined entity is going to be very attractive, enabling us to continue to invest for growth and have a strong dividend payout and delever in two years.

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So that's one area that I think is important to make sure that we just add a little bit more understanding around that. And then, defining the complexity of the integration. I think that's definitely been an area what we've heard from investors to sort of provide some more context around that. And we acknowledge that this deal is a scale larger than our last successful acquisitions. But it's also equally important to define what the complexity is.

And I think that there's an opportunity here to start to provide more perspective around that and a few areas to sort of help better define it. The business, [ph] first it's (00:10:03) about carving out the business from Unilever total. And the business today is not deeply intertwined with the Unilever home and personal care businesses. From an operational standpoint, this required separation that we're going to have, it's simpler than it would have been thought of historically.

Approximately, 80% of the foods revenue was managed as a standalone organization. So commercially, this includes the sales force, marketing, R&D, supply chain leadership is another example.

Now, in smaller markets, under the Unilever One model, which is about 20% of the business, this structure is more distributor-led. And the primary complexity in these markets is more contractual – renegotiating distributor agreements, it's not operational, in some cases, perhaps many. We're going to find out that we work with the same distributors. And so this is another area, which I think kind of defines where the complexity might lie and how easy or hard might that lift be.

From a supply chain perspective, there are 40 factories that are coming in with the Unilever perimeter here. 34 of those are standalone in terms of operating in food. And so we see a pretty clear path where we can lift and shift Unilever operations. But we're also already talking about what would have to be true in terms of addressing those other [ph] sections, they (00:11:30) feel very manageable.

And we each sell our brands across many more countries, but we'll have to map the market to over – to identify the overlap and further define where we apply incremental focus and where we can also lift and shift as an expression. So, for example, just to provide some context here, [ph] and maybe you can start to find (00:11:52) where the complexity might lie. There are five major markets where we both operate. So that would be the US, China, UK, France and Mexico.

And those markets alone account for around 50% of sales for the combined portfolio. And this will receive, obviously, as you might expect, a lot of increased attention as we think through and work through the integration. On the other hand, though, you look at a market like Brazil, where there is no overlap. McCormick doesn't really have commercial presence in Brazil. And that's more of a lift and shift.

And you think about the combination of Unilever talent plus McCormick talent, we're going to find all the right areas in terms of how we make that fit together. But I think it's important to just relay the idea that it's not the same market by market. You have to compartmentalize and define them as each having a different profile, and they're each going to receive sort of a different agenda, if you will. But that allows us sort of to sort of begin to demystify part of the complexity that we're going to be dealing with.

More from a back-of-house standpoint, from an IT standpoint, like our Chief Information & Digital Officer is already knowledgeable about the Unilever Food systems and are developing an integration plan. We expect – let's think about the Americas specifically, as a combined company, this will be about a third of overall sales and we're completing our ERP integration in North America in early 2027. And so we expect to bring the Unilever business in North America into that platform in our region. And that makes up, as I mentioned, a third of the business.

In terms of shared services, Unilever outsources their shared services and ours is internal. So it's likely that we're going to have a hybrid model there. But if you think about sort of the Unilever model, we'll be able to sort of obviously lift agreements with outside suppliers who provide that, and then, be able to continue running that without major disruption for – through the McCormick approach, but we think a hybrid model is probably going to apply there.

And then, overall, we'll have TSA agreements, that's transition services agreements, for those not familiar with the acronym. It'll be in place for two years to ensure the business continuity. So this will cover a wide range from either distribution to back office functions, including IT. So we have a very thorough understanding. And we'll continue to report out on a number of the milestones that we go through between now and close.

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Andrew Lazar

Analyst, Barclays Capital

Great. No, thank you for that color and additional detail. I know the expected transaction accretion is not – or the deal economics, if you will, are not really predicated on revenue synergy. But clearly, McCormick sees opportunities to accelerate revenue growth via the transaction. I guess, where might the largest opportunities along these lines exist?

Brendan Foley

Chairman, President, and Chief Executive Officer

Well, this is one of the best parts of this combination. And there's many levers that we see to accelerate growth. We expect meaningful volume-driven revenue synergies from expanded distribution with respect to geographies that we've called out, and also, with the categories and channels. Bringing these portfolios together creates an opportunity to execute multiple growth levers.

I talked about distribution, innovation, but it's also brand premiumization, and also, a foodservice platform. So just to kind of maybe unpack a little bit of that, there is $100 million that we're earmarking for synergy capture, and to reinforce our continued investment in organic growth. So Marcos will probably talk a lot more about this at some point. But there are strong margins. But what we're doing is we're reinvesting certainly a significant amount to really continue driving a strong, healthy, brand investment across this portfolio.

As I mentioned a number of times, we see a lot of potential behind the Knorr brand, which is the largest brand in the portfolio, and also, growing the McCormick brand and entering new markets. There's an opportunity to go deeper behind what we see as very exciting high potential brands like Maille, Cholula, and Frank's RedHot by expanding into new markets and increased support. There's also several brands that didn't get the level of focus within the Unilever portfolio. And we can expand brand support under those, too.

I've used this as a pretty good example. The Amora brand in France is really prominent. And we think that that deserves even more focus to continue driving growth in a market like France.

I'm also really focused on the foodservice potential of this platform, where we bring in a lot of complementary capabilities, where we have strength front-of-house and Unilever has a lot of strength back-of-house. And so that is, again, another area of opportunity.

And by combining our resources, we meaningfully expand our capacity to innovate, accelerate speed to market, and just drive differentiated solutions across retail and foodservice. As I mentioned, this is really all about growth. And the scale and expertise that both of our companies have really, I think, bring this together. Also, the opportunity to grow in emerging markets.

So we'll be bringing together a lot of these capabilities, I think, to drive the growth that we're talking about here. And I would look back to our experience with RB Foods in 2017, or even Cholula and FONA, where we really drove strong growth behind those acquired assets. And that's very much the type of principal mentality that we have even in this combination, too.

Andrew Lazar

Analyst, Barclays Capital

Great. Thank you for that. And maybe, Marcos, we'll bring you into the conversation here as well. I guess, regarding net cost synergies, the $600 million is about 5% of the acquired company sales base. And while a big number in absolute terms, it is more in line with what other large transaction in the space have targeted. That said, a number of former industry transactions ultimately ended up delivering high-single-digit cost synergies as a percent of acquired company sales over a several year period of time. I guess, what's your level of visibility to the cost synergies? And do you see the target as potentially conservative? And if so, why?

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Marcos Gabriel

Executive VP & CFO

Yeah. No, thanks for the question, Andrew. I mean, during due diligence, we had a very collaborative work done on synergies between both teams, Unilever and McCormick teams. Both teams have experience in identifying synergies, and most importantly, executing them with rigor and discipline. As we stand right now, we do see a clear path to run rate cost synergies of $600 million or about 8% of McCormick's 2025 sales, with the two-thirds to be achieved by year two and the remaining by year three.

So we also said on the call that the sources of these synergies include procurement, manufacturing, logistics, SG&A optimization, as well as media spend. These synergies, we said, are expected to be balanced between cost of goods and SG&A. And I wouldn't call this target conservative. I would say, it is prudent based on the due diligence process that we went through in partnership with Unilever Foods team. The synergies reflect what we have been able to identify so far. As you know, now, we'll start the detailed work of the integration plan. I'm confident that we can achieve the savings and we'll share more details as we work through our plans.

Andrew Lazar

Analyst, Barclays Capital

Great. And I know margins for the Unilever Food business increased several 100 basis points over just the past two years from already a healthy level of profitability. I guess, what drove that improvement? And how did you get comfortable that this was not just dressing up the asset ahead of a sale and that margins are, in fact, sustainable?

Marcos Gabriel

Executive VP & CFO

Yeah. Let me just start by sharing that we are not concerned with that Unilever Food's margin reflects any other investment. Over the last three years, Unilever Foods has invested in brand marketing of about 8% of net sales, which compares apples-to-apples to about 7% of McCormick's consumer segment.

The food business has achieved its margin profile with a healthy level of investments behind two very large-scale brands, Knorr and Hellmann's, which represent about 70% of their portfolio. Historically, the company has consistently delivered operating margins above 20% range, so if you go back the last 10 years.

We've gone through a very rigorous due diligence process as well on this side of the business. And operating margin improvement has been historically driven by gross margin, while maintaining industry-leading levels of brand support.

But to the core of your question about the drivers of recent operating margin expansion, I would talk about four main drivers. Number one, volume growth driving leverage through the P&L. Number two, the continued work on portfolio optimization, improving mix. Number three, the revenue growth management initiatives across markets. And number four, operation efficiencies and productivity savings across the business. So this is actually very much consistent with how we think about managing the McCormick business. And we expect the combined company to continue to drive volume-driven results and support margin expansion.

Andrew Lazar

Analyst, Barclays Capital

Great. And Marcos, with two brands, as you mentioned, making up call it, 70% of Unilever's food business, scale is a big reason behind obviously the excellent profit margins of the business, but realistically, very few food companies – at least that we've tracked – deliver both top tier sales growth and sustained margins in the mid-20s.

What drives your comfort level with that dynamic, especially in a challenged packaged food environment? And this is an area of investor pushback that we've been receiving pretty frequently since the deal was announced.

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Marcos Gabriel

Executive VP & CFO

Yeah. I mean, I think the first thing to – that is important to clarify is that the figures that we put out, they reflect the year three profile of the combined company once we have achieved the synergies. So it is not really a long-term algorithm. Once the transaction closes, we'll be able to introduce the new long-term objectives for the combined company.

These targets, they were based on our internal long-term plan, as well as Unilever's long-term plan for its foods business, while taking into account, obviously, the revenue synergies and the cost synergies on top of our long-term plans.

The deal really unites two of the few global CPG players, driving consistent volume-driven growth. 2025 pro forma of the combined company was revenue growth of 2.5% and operating margin of about 21%. And this has been achieved while continued to invest in the business. We believe this combination will accelerate both the top and bottom line performances.

As Brendan mentioned, there are multiple levers to accelerate growth, from expanded geographical footprint, to the benefits from the tailwinds of advantaged categories. In terms of the 3% to 5% growth, I would anchor on the 3% to 4% range, and the 5% reflecting more favorable market dynamics. That's how I would look at it.

And then, I would also say that the strength of this combined portfolio with volume-driven growth, driving operational leverage through the P&L and the cost synergies that I mentioned before, that gives us the confidence about our ability to realize the margin profile between 23% and 25% year three post-close. These are industry-leading targets. And that’s why, we believe this is the strength of the combination.

Andrew Lazar

Analyst, Barclays Capital

Great. I know you've cited meaningful EPS accretion in the first full year post-deal close. I realize it's still quite early. But I think investors are trying to work through some of the math, maybe struggling a bit with some of the key variables to get a sense of what sort of magnitude we're talking about.

Are you able to get a little more prescriptive here? And I guess, as part of that, is there a way maybe to discuss a potential range of EPS outcomes on a sort of fully synergized basis, so investors can sort of anchor to a potential outcome and sort of assess valuation? McCormick shares rarely trade at a high-teens PE multiple as they are today, and that's before obviously any EPS accretion from the deal.

Marcos Gabriel

Executive VP & CFO

Yeah. No, happy to provide more context today. I mean, we believe that the strategic merits of this deal are very clear with year one accretion across net sales, adjusted operating margin and adjusted EPS. 2025 pro forma basis, as I mentioned before, the combined company starts from a baseline of strength, $20 billion of net sales, about 21% of operating margin and strong cash flow generation. It creates a scale platform that drives growth and margin expansion.

So in the first 12 months post-close, we estimate mid- to high-single-digit adjusted EPS accretion, including a step-up amortization of customer intangibles. That's how we're looking for – at the first 12 months. We also assume a tax rate of approximately 25%, an interest rate of approximately 5%, which is in line with current debt rates.

For year three post-close, we expect the full realization of the $600 million cost synergies along with volume-driven revenue synergies as we talked before. And on that basis, we expect a mid- to high-teens adjusted EPS accretion, including amortization. But also, in addition to EPS accretion, which is a very important metric, one that I'd like to share is EVA.

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As you know, McCormick is an EVA company. And we make capital decisions through the EVA lens. For this transaction, we estimate EVA to be positive in four to five years post-close, driven by the strong operating profit of the combined organization, which we expect to be a very solid outcome for a transaction of this size.

Andrew Lazar

Analyst, Barclays Capital

Great. That's really helpful. Really helpful color. I think that will go a long way towards helping investors anchor with a little more precision.

I guess, can you give us maybe some perspective also on the cash flow profile of the combined company? You mentioned that earlier at the outset, Brendan did. I mean, how do you expect to pay the dividend and delever?

Marcos Gabriel

Executive VP & CFO

Yeah. I mean, let me provide some additional color on cash flow. First, maintaining our investment-grade rating through strong cash flow generation and rapid deleveraging was really fundamental to this deal. We have engaged with both rating agencies. They have affirmed our rating and stable outlook for the combined entity. So that was great.

We also structured this deal with the best combination of equity and cash to maximize valuation to shareholders, while optimizing leverage. It's important to remember that the $15.7 billion of debt will be that of the combined company at close. It's not of McCormick as it stands today. Both McCormick and Unilever share very strong cash generation profiles. We expect that the combined company had to have a very strong free cash flow profile with 100% conversion from net income, including positive contribution from working capital.

In addition to that, let me provide a little bit of details of the use of cash for the combined company. Number one is CapEx. We estimate CapEx to be around 3% of net sales of the combined company's revenue, or about $700 million, and that we'll maintain our dividend payments consistent with McCormick's history, and the current payout ratio at about 60%. I mean, we are dividend aristocrats and we have grown dividend for the past 40 years. And that's the plan going forward. So we intend to quick delever from less than 4 times at cost to 3 times within two years, consistent with our track record after acquisitions.

Andrew Lazar

Analyst, Barclays Capital

Great. Perfect. Thanks. Brendan, maybe back to you. What percent of the business is Knorr Europe? And how has that performed in the last few years? That's an area, I think, we're getting a lot of questions on, and I know an area that Unilever's been taking a lot of questions on that as well.

Brendan Foley

Chairman, President, and Chief Executive Officer

Knorr may be one of the most exciting aspects of this combination for us. It certainly deserves, I think, as much attention as any other brand in their portfolio. Knorr is a $5 billion brand, it's in 90 countries, and accounts for 40%-plus of Unilever Food sales. So that's the kind of scale that it takes up. And certainly, there's a lot in Europe, but also a fair amount in North and Latin America, and also, an equally large amount in Asia Pacific.

Fernando has commented several times that he believes Knorr can achieve more and that McCormick will have the capacity to invest in enhancing Knorr's marketing and support the brand's expansion into foodservice and also into new markets. I mean, he's been quoted as saying things like, I don't believe – he doesn't believe the quality of the marketing in Knorr has been at the level that he's seen on brands like Hellmann's as an example. And we are learning from what Fernando believes are some of the opportunity areas in that brand.

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As I also look at it, bouillon is a global category and it's faster growing and highly complementary to our core herbs and spices business. It's another form of flavor. If you think about what that provides, it's a real value to – when you think about how it works in households.

So I'm really looking forward to the combined benefit of our marketing, R&D and technology capabilities on this part of the business, because we do have a lot of depth in this area, too. And we'll leverage our consumer insights capability on a region-by-region basis, and we'll have discipline with products on shelves. We'll look hard at cooking and flavor as the themes that strongly align with consumer trends, especially on a brand like Knorr.

When you look at RB Foods, just in our past, the purchasing power for spices and seasonings allowed us to try new innovation with Frank's RedHot. And we expect this to be a logical sort of win for Knorr too, as a brand in a combined state that this portfolio will be.

Andrew Lazar

Analyst, Barclays Capital

I know Hellmann's has been phenomenally successful over the last bunch of years. I guess, what are the – how does mayonnaise fit your strategy of flavor and calories as opposed to simply competing for them?

Brendan Foley

Chairman, President, and Chief Executive Officer

Mayonnaise deserves a lot of attention, too. It's the second largest global condiment category with – as a category $14 billion in sales. When you look at the last 10 years, the category has grown in volume. And when you look ahead, the global category is projected to grow at like a 4% CAGR, supported by volume over the next several years.

And that's ahead of the overall condiment market, even amid the acceleration of health and wellness trends. And we think this brand's very much in this category, it's very much aligned with where consumers are going. Hellmann's has unparalleled brand equity. It's very strong in this category. And the brand works, because it sits at the intersection of taste, indulgence, convenience, and flavor exploration. It stretches occasions and it adds premiumization, too.

I always thought of mayonnaise as a very versatile product. It's used everywhere across cuisine and cultures to enhance foods. It's a side of plate condiment that elevates taste in small quantities. The success of flavored mayonnaise options demonstrates the capacity for innovation and premiumization. It's a primary ingredient in households and also in foodservice establishments, too.

It's not just a condiment, but a foundational ingredient. So it enhances flavor, I think what it does also to improve texture is also pretty noble and important. And so it's enabling a wide range of applications that you see in everyday meals to sauces, to dressings, to culinary innovation, across many different cuisines and occasions.

There's already a lot of innovation in the market. So when you think about health and wellness, this is a category that's really addressed opportunities there. It could be light mayonnaise or different oils like olive or avocado mayonnaise, or even vegan, or egg-free mayonnaise. So there's really, I think, a very strong foundation for this category, too, from a health and wellness perspective.

Andrew Lazar

Analyst, Barclays Capital

Great. Thank you for that. As we're thinking ahead here, obviously, the deal, I think, is going to take 15 to 20 months to close. What are the next set of key milestones we should look out for during the next few quarters?

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Brendan Foley

Chairman, President, and Chief Executive Officer

Well, it's going to be a process with an expected close in mid-2027. Unilever's going to need time to work through legal and financial at the backend to separate the assets. And depending on Unilever's carve-out timeline, the S-4 filing and the shareholder vote might occur closer to the transaction close. We're using this time right now to our advantage to prepare detailed integration plans. And you just heard obviously a lot of our conversation around how we're thinking about integration that prioritize sort of the value levers. Both parties are preparing right now for the regulatory submission in line with plans. And that is really the big – sort of the governor of the timeline, it's going to be regulatory filings.

And in the interim, both companies remain highly disciplined on driving our core business, like I said, one of our top priorities is deliver 2026. And I know it is true also for Unilever. And we'll have dedicated teams and a joint leadership committee on running the integration as well. But those are some of the key aspects, I think, in terms of what you might expect in terms of the timeline between now and the rest of 2026. Obviously, we hope to do it even earlier if we can. But the big timeline sort of driver is going to be regulatory review.

Andrew Lazar

Analyst, Barclays Capital

And I meant 12 to 15 months, by the way, not 15 to 20 in terms of what you've said about potential for timeline... [indiscernible]

(00:34:01)

Brendan Foley

Chairman, President, and Chief Executive Officer

...my apologies.

Andrew Lazar

Analyst, Barclays Capital

No problem. No problem. Interestingly, how should investors think about sort of this deal in the context of sort of where we are as a packaged food industry overall? How does that fit with where you see the industry going?

I think some have sort of intimated maybe they think it's a deal that's being done in reaction to where the industry is or where it's going. And I know that's not how you view it. And you've talked about this deal all about and focused on growth. But maybe put this transaction in the context of where we are as a packaged food space today and where you see it going?

Brendan Foley

Chairman, President, and Chief Executive Officer

Yeah. I think, certainly, to sort of say it again, Andrew, this transaction – this combination of these two portfolios is not in response to anything in particular going on in the industry. This is a portfolio that we have long thought was a great fit with McCormick, and this obviously turned out to be the right time for it.

We view this deal as very intentional and decisive to expand our leading position within what we believe to be the most structurally advantaged segment of packaged food at a time when scale, focus, brand strength, all are very critical and important.

I think, for an industry context, certainly, packaged food is – especially over the last several years or few years, it's operating in a dynamic environment. There are evolving consumer preferences, some of them moving very fast, and also, pressure to find brand investment and innovation. And we've been able to sort of really, I think, respond to that over these years.

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Growth is concentrated right now, it appears in differentiated categories where you have very strong brands aligned with healthy eating, protein forward in terms of being in meals, and also global flavor exploration. And that's still a need for consumers, and flavor remains so darn important.

Our – category of focus, in our opinion, is a key competitive advantage. That's allowed us to really stay very, very focused on driving growth in a very dedicated area that we call flavor. Now, why is flavor advantaged in this environment? You can look over the last 20 years, maybe as far as the data goes back, and this won't really be too profound. But it is important to remind everyone, it's the number one purchase driver across cuisines, occasions, demographics, flavors that important. It's always number one.

And we also view it as flavor and calories rather than competing for them. And we've used that line to make it very clear that we're focused. We're focused on flavor as a business. And that provides us structure resilience as we think about that, because it's such an evergreen need. And there's really strong alignment with health and wellness trends, and also, making more meals at home, because people do want to explore and help create that flavor. And we see a lot of enjoyment coming from that. People even have more fun with cooking now, more so than they've ever done, or they've ever had.

Andrew Lazar

Analyst, Barclays Capital

Yeah.

Brendan Foley

Chairman, President, and Chief Executive Officer

This deal, though, I think fits with the future of the industry. I think about it as focus, scale, and advantaged categories. So we're now enabling our ability to deepen our concentration in the categories in which we're really strong. Global scale can be helpful, right, and it enhances our competitiveness, whether it be procurement, media, manufacturing, retail partnerships, we think that is obviously something that allows us to even continue to be competitive.

And also, it's a balanced growth platform. We have broader exposure now across emerging and developed markets, and also, retail and foodservice channels – increases our resilience, because sometimes people might eat more away from home or eat more often at home. And so we have to be ready in both occasions there.

And then, it's innovation at scale. Combined R&D, culinary capabilities, I think, really differentiate our ability to compete in the industry moving forward. Overall, I come back to this idea that this is strength plus strength. And the combination that really positions McCormick to be a clear global leader in flavor.

Andrew Lazar

Analyst, Barclays Capital

Yeah. Really helpful. I know we've got a couple of minutes left in our session. And one question that comes through a bit is, how does McCormick or any company in entering a position like this keep the team focused, right, on delivering the here and now, while this sort of year plus of activity rolls on until the transaction is actually complete? How do you focus the team there on that process?

Brendan Foley

Chairman, President, and Chief Executive Officer

Well, I think it always starts with really consistent, clear communication about priorities. I've already spoken with our organization now more than once since this announcement to make it very clear that that while this combination and the future is very exciting, it doesn't happen without first also delivering the 2026 business plan. And I am sure Fernando was saying the same thing to his team, too, which is how important it is to really remain focused on our objectives and our priorities.

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Now, in order to run and deliver on the integration, we're going to pull out some key leaders and move them to sort of to be dedicated to this integration. So that's happening now as we speak. And we're talking with the organization about who's going to be leading that and how they'll be dedicated. And we feel really confident about that in terms of delivering the current business, because the team underneath is really, really strong.

We've been developing talent to really drive and keep running this business. And it's important that we keep leaning into the talent that we have, because they're ready to take on more and really help drive, I think, the performance of the business. They own these plans and they know what they need to deliver for 2026.

So I think those are really two important areas where it's about adding this initiative, it's something that we can do. We've done that, for example, with our ERP platform initiative that we've done, being able to move a number of people out of the organization to work specifically on that project. And now, we can move them back into another big project, but also having a really solid team underneath to continue running the business.

We feel very confident about that. Of course, it comes back to my first point, though, consistent communication about our priorities. And that's really, I think, one of the most important things I can do as a leader is to keep being consistent about that.

Andrew Lazar

Analyst, Barclays Capital

I know that you announced the transaction on the same morning as you posted your first quarter results. So maybe some of those results got a little bit lost in sort of the noise, understandably. Any things you want to highlight around sort of the more recent results and how that also plays into your level of confidence in what's obviously a – yeah, it's a tough backdrop in the industry, but also, one that could get a little bit more complex as we go forward, just given some of the other macro dynamics that we're all experiencing.

Brendan Foley

Chairman, President, and Chief Executive Officer

Happy to do that. And let me make a few comments, I think, from a top line perspective, and I'll ask Marcos to make a couple of comments from sort of a margin and profit perspective. From a top line perspective, if I were to break apart our business in the two segments that we talk about, which is consumer and Flavor Solutions – on consumer, we're really very happy with the performance of the first quarter. It was in line with what we would have expected. And that's important.

When you can sort of predict how your business is going to perform and it performs the way you thought, that's obviously reaffirming. And we feel very good also about the plans going into the rest of the year, because there's still a lot of sort of exciting plans to come.

If I go around the sort of the world regionally, good volume performance out of our consumer business in Asia Pacific, good volume performance out of our business in EMEA, and we often don't talk enough about our business in EMEA, they've been delivering consistent volume growth, too. And the volume performance in the Americas was exactly what we would have thought it would have been, knowing that more pricing had come on shelf during that previous quarter. But we see very much our plans delivering sort of volume improvement as we go through the rest of the year. So we feel reasonably confident about that, including our innovation plans.

On Flavor Solutions, we talked about at the beginning of the year how we are calibrating our guidance on sales. And we talked about – we wanted to be careful about Flavor Solutions, because they had a tough 2025, given the backdrop of the industry volume overall. And what we saw in the first quarter was certainly a little bit softer than I think we would have hoped to see, because of that backdrop that you mentioned.

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But we still – it's going to be operating within that range that we felt that would be appropriate, because, if you recall, we said it was going to probably be more towards the lower end of the range, and we weren't going to count on necessarily a big rebound, but continued improvement as we go through the year.

And so we still believe that we're going to see that – a lot of the pipeline that is in our customers sort of innovation plans starts to hit in the second quarter, and then, throughout the rest of the year. So there's more to see in our [ph] eyes there (00:43:11). But certainly, the backdrop that we saw sort of in the fourth quarter and the first quarter wasn't necessarily helpful. Marcos... [indiscernible]

(00:43:20)

Marcos Gabriel

Executive VP & CFO

Yeah. And I was particularly pleased with the gross margin performance in Q1. I mean, we came back from a negative gross margin in Q4, and we drove 100 basis points of margin expansion in Q1 versus a year-ago period. And I thought there was a very good pivot of the entire organization to drive that level of margin expansion that allow us to continue to invest in brand marketing and digital, and yet deliver operating profit growth and EPS growth.

So I was very pleased with the gross margin, because that is really the health of the business, the way that we like to look at it, so we can invest back and drive top line growth. We also took a look at the latest forecast as part of the Q1 call, and we looked at the guidance range, and we felt pretty good about our guidance range right now, even though we have some headwinds coming at us in terms of inflation, Middle East crisis, and things like that. We feel pretty good about keeping the guidance range as we started the year with. So we'll be able to absorb the pressure within that.

So I'd say, Q1 – good Q1. We still have three quarters to go. We have to continue on the discipline of delivering every quarter. But right now, it's – it was a good start of the year from the profitability standpoint.

Andrew Lazar

Analyst, Barclays Capital

Great. And then, Brendan, maybe it's worth digging in a little bit more about where you're most excited around the opportunity in the Flavor Solutions/foodservice piece with this combination with Unilever, obviously, very, very complementary connection here that you talked a little bit about at the start of the – when you first announced the transaction. But I was hoping you could give a little bit more color on that opportunity.

Brendan Foley

Chairman, President, and Chief Executive Officer

Well, just to start off, both Unilever and McCormick love their foodservice businesses. And so we really believe this is an area to continue invest in and it's an area for exciting growth. We talked about the strengths of each company. And when you think about Unilever having this back-of-house strength and focus, it comes from what is a – we call it chef-to-chef sort of selling model. But it's a consultative selling model that really covers the operator more directly.

And so you see sort of a selling chef kind of talking with the back-of-house decision maker, who tends to probably be the chef, too. And you think about menu development and overall flavor development and trends. That's an opportunity to really help guide foodservice operators as they think about growth of their operation.

And Unilever tends to have a real strength from the independent operator up – further up the sort of the foodservice structure of the industry, not all the way to quick serve restaurant chains, but certainly, a lot of strength there all the way, even including non-commercial.

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McCormick has also a really strong presence. But one of the things that we tend to do differently than them is we have a real strong front-of-house presence then you see a lot of brand strength on table top, on menu. Frank's RedHot being part of a sandwich, or Cholula being part of sort of an offering to the consumer. And so our brands also help attract more traffic, stronger value in a foodservice setting for operators.

We also work, just like Unilever, a lot with distributors. And we tend to sort of put more of our effort in that part of the marketplace directly while we'd also still call on regional and multinational chains directly. And so that's the fabric of how this comes together, and it's more of a complementary fit when you think about how we both see value in foodservice.

Foodservice, and we've said this often, is a great way to introduce trial for your brands. And so Unilever also sees this as an opportunity to get even more front-of-house exposure for Hellmann's. And so bringing our strength into that is a way of sort of driving more presence, more penetration of the Hellmann's brand sort of front-of-house for consumers. And we could go on about foodservice and all the various segments that it operates in. But we see McCormick and Unilever having a very sort of fulsome approach to the channel.

The one last element that I'll call out is Unilever strength in foodservice globally. And so McCormick certainly has a strength in North America. I think it's more – and also very sort of strong presence and penetration in markets like China. But we can still strengthen our foodservice presence at a global level, and Unilever provides that platform to do that.

Andrew Lazar

Analyst, Barclays Capital

One of the areas that's potentially most exciting about this transaction also is that once combined, the Unilever assets are going to be the sole focus of a packaged food company in McCormick. And it's obviously been part of a broader CPG name up until this point. You've purchased assets from others like the Reckitt Food assets that weren't necessarily from a food-focused entity.

Maybe what are some of the sort of the key opportunities that you saw, let's say, when you made a transaction like that, that you said, hey, now that it's part of a focused food entity, here are some of the things that we're able to do and to push these brands and these businesses forward?

Brendan Foley

Chairman, President, and Chief Executive Officer

Thank you for the question, Andrew. The RB Foods acquisition is somewhat instructive to how we might look at this opportunity. With RB Foods, when you thought – think about the brands, French's and Frank's RedHot, certainly great brands, and haven't necessarily achieved their full potential or their growth. But they were in a company where food wasn't the priority. And so as soon as we brought those brands into the McCormick portfolio – and by the way, there was a lot of focus on making sure we've retained RB Foods' talent, too. And so that was also an important element of that.

And culturally, now, [ph] to (00:49:19) really drive this idea of food is that important to us, that's really what – when you come to work every day, you're working on something important that is sort of a priority for the company. And I think that level of pride also is really an important kind of subjective soft component here that I think plays out.

And what we started seeing was just accelerated growth behind brands like Frank's RedHot and French's Mustard, where we were driving growth of the category and driving growth of French's within two years of having – and that one even took a little bit more work. But it was the level of engagement, attention and investment back into those brands to achieve more of what they were capable of doing.

When you look over now at the Unilever Foods combination, I'm excited about sort of that cultural focus around flavor, operating in a food industry where all of these brands are primary priority and focus. And so I think that very similar things are going to happen here, too, where – when you come together as a company, as focused in this lane as McCormick is, it does create excitement behind all the brands.

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There's a lot of local brands, too. And you think about how McCormick treats OLD BAY, if you live in in Maryland, OLD BAY is as global as it gets, right? It's a big brand in terms of its attention that it gets and it's a local favorite and a cult following. We see a lot of opportunities also in the Unilever Foods portfolio for brands just like OLD BAY.

Think about Marmite or Aromat in Switzerland. And these are also brands that deserve the same level of care and integrity that we also provide our brands that operate that way, too. So there is an instructive example here, but it's going to be on a bigger scale now, obviously, with Unilever Foods.

Andrew Lazar

Analyst, Barclays Capital

Yeah. Good. Well, maybe what we'll do just to sort of wrap it up is, Brendan, just I'll pass it on to you just to sort of maybe wrap this up for folks as they're trying to wrap their head around, around all the factors and variables of a deal of this nature and of this scale, particularly for maybe those shareholders on the Unilever side that maybe haven't spent as much time or don't know core McCormick quite as well. Just sort of thought that you'd leave the investment community with.

I understand and I think you've acknowledged this is a large transaction. This is not one any of you are taking lightly, by any means. But maybe just closing commentary just to provide a little bit of those last thoughts for folks.

Brendan Foley

Chairman, President, and Chief Executive Officer

Well, I appreciate the opportunity to provide some closing thoughts. I go back to – I try to keep this as simple as possible, obviously, in a world that's obviously very complex and busy. And I think about this in really sort of three different buckets. And that is, is this strategically the right combination, and we believe wholeheartedly, it is. This is a portfolio that really where McCormick is the right home for these brands. And this happened to be the right time for Unilever also to consider this separation. And so we needed to be ready to go do it at any time. It was an opportunity within the marketplace. And so that's kind of one big element of this.

Financially, this is a creative. This is a very strong move. And what it creates is a company that's very focused in the category, in the lane that McCormick is really familiar with, but also delivers faster growth and stronger margins. And so we see a great opportunity to do that, particularly given the fact that we're in advantaged categories with tailwinds, aligned with health and wellness overall.

Then it comes down to that third bucket, which is, yes, this is a large-scale transaction in combination that we're talking about here. And so we're very humble in acknowledging that this is going to take a lot of important work, very disciplined work. And we're ready for it.

The principles that have allowed us to be successful on all the prior acquisitions that we've done will obviously come forward and support us here. We're very disciplined in what we do. And we look at each acquisition opportunity, not through just one common template, but we really assess it based on the unique attributes of each company. In this case, Unilever is going to have its own unique attributes as we drive this combination together with McCormick.

And so we're very much eyes wide open, very clear about what we need to go do, and so we take on this integration pretty seriously, but not with any overconfidence. And we've had success doing this before. And so I'm glad that we have the opportunity to start to explain and describe where the complexity lies here, what we need to focus on, what will be probably an easier lift to make this really feel like it's going to be very much digestible and something that we can handle. And we look forward to continue to report out how this is going to go throughout the rest of this period between now and close. Thank you.

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Andrew Lazar

Analyst, Barclays Capital

Great. Well, Brendan, Marcos, really appreciate your time with us today. Thanks so much to both of you for doing this. And we look very forward, obviously, to tracking the progress of both the core business and as the deal and the transaction comes together. And thanks for keeping it exciting and interesting for us on this side of the table as well.

So all the best. Thanks again. And thanks to everybody for joining us. Appreciate it.

Marcos Gabriel

Executive VP & CFO

Thanks.

Brendan Foley

Chairman, President, and Chief Executive Officer

Thanks, Andrew. Appreciate it.

Marcos Gabriel

Executive VP & CFO

Appreciate it.

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